J.P. MORGAN SECURITIES INC.

383 Madison Avenue

New York, New York 10179

MORGAN STANLEY & CO. INCORPORATED

1585 Broadway

New York, New York 10036

CREDIT SUISSE SECURITIES (USA) LLC

11 Madison Avenue

New York, New York 10010

February 1, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Mr. Jeffrey Riedler
Ms. Nandini Acharya

Re:	Ironwood Pharmaceuticals, Inc. Registration Statement on Form S-1 Registration File No. 333-163275

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that the undersigned effected the following approximate distribution of copies of (i) the Registration Statement, Form S-1 as filed on November 20, 2009, and (ii) the Preliminary Prospectus issued January 20, 2010, during the period January 20, 2010 through 5:00 p.m., Eastern Standard Time, January 28, 2010, as follows:

Registration Statement	Preliminary Prospectus
5 to 5 Underwriters	6,834 to Underwriters, Dealers, Institutions, and Others

Registration Statement	Preliminary Prospectus
Total: 5	Total: 6,834

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Ironwood Pharmaceuticals, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 5:00 p.m. Eastern Standard Time on February 2, 2010, or as soon thereafter as practicable.

Very truly yours,

J.P. MORGAN SECURITIES INC.
MORGAN STANLEY & CO. INCORPORATED
CREDIT SUISSE SECURITIES (USA) LLC

For themselves and on behalf of the
several Underwriters.

J.P. MORGAN SECURITIES INC.

By:	/s/ Kashif Riaz
	Kashif Riaz	(Authorized Signatory)

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ John D. Tyree
	John D. Tyree	(Authorized Signatory)

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Sumit Khedekar
	Sumit Khedekar	(Authorized Signatory)